Orion Engineered Carbons to close carbon black plant in France

Luxembourg - August 18, 2016 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that its French subsidiary, Orion Engineered Carbons SAS, has reached an agreement with the Works Council and labor union at its Ambѐs, France facility on a comprehensive social plan, which has been approved by the regional labor authority. The French subsidiary will proceed to implement the restructuring and down staffing of that facility with cessation of production at the site expected by the end of 2016.

The Orion plant in France employs approximately 40 people and has a carbon black production capacity of up to 45kt per year, predominately used in the production of tires and other rubber goods.

The plant will be deactivated following the depletion of the existing stocks, fulfilling ongoing existing customer commitments until depletion.

About Orion Engineered Carbons S.A.

Orion Engineered Carbons is a worldwide supplier of Carbon Black. The company offers standard and high-performance products for Coatings, Printing Inks, Polymers, Rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With currently 1,530 employees worldwide, Orion Engineered Carbons currently runs 15 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com.

Forward Looking Statements

This release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015 and in Note 9 to our unaudited interim condensed consolidated financial statements as at June 30, 2016 regarding contingent liabilities, including litigation. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

Contact

Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832 445-3865
Investor-Relations@orioncarbons.com